Mail Stop 3561

June 18, 2007

Via U.S. Mail

Jason Reid
President and Chief Executive Officer
164 West, 25th Street, 6th Floor
New York 10001

Re: Coda Octopus Group, Inc.
**   Registration Statement on Form SB-2**
**   Filed May 22, 2007**
**   File No. 333-143144**

Dear Mr. Reid,

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please highlight the risk factors cross-reference by prominent type.

Outside Back Cover Page of Prospectus

2. Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 1

3. Revise the first sentence under General to make "are expected" active voice so investors can judge who expects the development you discuss.

4. Revise the first bullet on page 1 to disclose your $2.5 million loss on $2.7 revenues for the first quarter of '07 so investors can have a context to understand the rest of the bullet.

5. You state that you believe that you have the ability to capitalize on the opportunity as a result of "first mover advantage in 3-D sonar markets." Please provide the basis for the claim. In this regard, we note the first risk factor on page 6 discusses that there are competitor with substantial longer operating histories and greater name recognition.

6. Please expand this section to disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Acquisitions, page 2

7. Revise the first paragraph for clarity. Is the $286,000 in common stock part of the purchase price you might be obligated to pay?

Risk Factors, page 3

8. Please delete the fourth sentence of the opening paragraph. If you know of additional material risks, please identify them.

9. We note your discussion regarding increased reliance on sales to government agencies. Please disclose whether any of your key customers account for 10% or more of your revenues for the last fiscal year and if so, please name them and give the percentage.

We have incurred significant losses to date, page 3

10. Include your stub period losses here.

Management's Discussion and Analysis or Plan of Operation, page 9
General

11. Please explain what you mean by "disruptive technology qualities."

Results of Operations, page 11

12. We generally believe that your discussion of financial results between periods can be further enhanced with the presentation of a table showing summarized financial results for the periods under consideration. We believe that this type of presentation provides the reader further clarification. As such, consideration should be given to adding a table that would provide a comparison of financial results between periods. Please refer to Section III.A. (Presentation of MD&A) in FRR-72 (Release No. 33-8350).

13. In the Employment Agreements section, starting on page 31, we noted that several of your key employees were granted significant salary increases effective November 1, 2006. As these increases will represent a material change in your selling, general and administrative expenses in future periods, please discuss these changes as items that will have an effect on future operations.

Liquidity and Capital Resources, page 12

14. If you have a plan to reduce your losses or become profitable, we encourage you to discuss it here.

Inflation and Foreign Currency, page 13

15. It appears that a significant amount of your business is transacted in foreign currency, mainly the pound sterling and the Norwegian kroner. Please revise your foreign currency disclosure to include the approximate amount of your business that is impacted by changes in foreign currency as well as a sensitivity analysis for changes (e.g. 10%) that may occur between the U.S. dollar and the foreign currencies.

Financing Activities, page 14

16. Based upon your statement of stockholders' equity on page F-4, it appears that some of the Series A Preferred Stock was issued in exchange for debt, and not solely for cash consideration. Please revise your disclosure so that it is consistent with information presented in your financial statements and throughout the document.

Business, page 15

17. Please revise the disclosure to include a discussion of the information required by Items 101(b)(5), (6), (8), and (9).

18. For each of the products you discuss, please disclose the price or price range you charge.

Outstanding Equity Awards and Director Compensation Tables, page 31

19. Please revise to fully comply with Items 402(d) and (e) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 37

20. Please disclose the percentage of ownership for Vision Opportunity. We note footnote 11 states that the percentage ownership for Vision Opportunity Master Fund reflects a 9.9% ownership limitation provision.

21. Please identify the beneficial owner(s) for Vision Opportunity Master Fund. We refer you to Instruction 4 to Item 403 of Regulation S-B.

22. We note that there is a 4.9% ownership limitation with each of the beneficial owners, but the limitation may be changed to 9.9%. Please advise whether and how you will update the beneficial ownership table.

Certain Relationships and Related Transactions, page 43

23. On May 10, 2007, the company repurchased 18,181 shares of Series B preferred Stock from Vision at a purchase price of $110 per share for a total of $1,9,999,910. Please disclose the approximate dollar value of the amount of the related party's interest in the transaction. See 404(a)(4) of Regulation S-B. Please revise accordingly for all of the related party transactions disclosed in this section.

Series B Preferred Stock, page 45

24. Your disclosure states that there is currently no Series B Preferred Stock issued. However, based on the information provided on page 14 and in your statement of stockholders' equity, there appears to be Series B Preferred Stock issued and outstanding. Please revise for consistency throughout the filing.

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended October 31, 2006 and 2005, page F-3

25. Please tell us what types of expenses are classified as "Non-recurring expenses" within your operating expenses section. If the expenses classified as such are expenses that are incurred within the normal operations of the business, please modify the caption to "Other operating expenses" with appropriate note disclosure of its components or label the caption with the specific nature of these expenses.

We believe this will provide enhanced understanding and detail to readers of your financial statements.

Consolidated Statements of Cash Flows, pages F-5 and F-17

26. Reference is made to your fiscal 2006 and interim (January 2007) reconciliation of operating activities cash flows that begins with the amount of "Net Loss *Applicable to Common Shares,*" rather than the amount for "Net Loss." In accordance with the guidance in paragraph 28 of SFAS 95, please begin with the amount of Net Loss as reported in your consolidated statement of operations in reconciling to net cash (used) / generated by operating activities. In this regard, the financing activity section will include payments of cash dividends on preferred stock and gross proceeds on sale of equity securities with a beneficial conversion feature. Please revise the operating activities section in the annual and interim Consolidated Statements of Cash Flows, accordingly.

27. We note that your first and third paragraph in the Supplemental Disclosures contain statements that appear to be incomplete. Please revise.

Note 1 – Significant Accounting Policies (Stock Based Compensation) – page F-8

28. We note your audit opinion states that you have adopted the provisions of SFAS 123(R) as of January 1, 2006. However, your stock-based compensation footnote references the guidelines of SFAS 123, and your accounting under SFAS 123(R) is not evident. Please revise to discuss your implementation of SFAS 123(R), both here and in the interim period footnotes. In addition, please revise to include the current year effect of the change on your financial statements due to the implementation of SFAS 123(R), as well as the disclosures required by paragraph 84 of SFAS 123(R). Please also revise the Critical Accounting Policies discussion in MD&A (page 11), accordingly.

Note 2 – Fixed Assets, page F-9

29. Please revise to ensure that the information presented in the charts agrees with your balance sheet as of October 31, 2005. Additionally, we note that the reconciliation of Property and Equipment presented shows a change in accumulated depreciation of ($246,141) from 2005 to 2006, while you disclose that you recorded depreciation expense of $52,396. As such, please provide a reconciliation of your property and equipment, including accumulated depreciation, from October 31, 2005 to October 31, 2006, showing all purchases, disposals and other changes (such as those resulting from acquisitions).

Note 10 – Acquisition, page F-14

30. In the acquisition of Martech Systems (Weymouth) Limited, we note you allocated approximately $1 million of the purchase price to goodwill with no other specific identifiable intangible assets allocated any significant amount of purchase price. From the Business section that describes this acquisition, we note that Martech had an extensive network of personal contact base established in the industry (page 17) as well an established and growing revenue stream in the defense sector (page 21). In addition, we note that your research and development expenses have significantly increased by 200% to $3.13 million in fiscal 2006 and production was Martech's most significant cost.   Therefore, it is unclear why a significant amount of the purchase price in the acquisition of Martech has not been allocated to specific identifiable intangible assets, such as customer-related or supplier-related intangible assets, or research and development expense in accordance with the guidance in Appendix A (paragraph A14.b) and paragraph 42, respectively, of SFAS 141 as well as FASB Interpretation No. 4.   Please advise on your evaluation of specific identifiable intangible assets and in-process research and development expense for this acquisition and revise the financial statements, as necessary.

31. Furthermore, please revise the acquisition note to disclose the primary reasons for the Martech acquisition, including a description of the factors that contributed to the recognition of any significant amount of goodwill in accordance with the guidance in paragraph 51(b) of SFAS 141.

Notes to Consolidated Financial Statements as of January 31, 2007, page F-20

32. Per Item 310(b) of Regulation S-B, interim financial statements are required to include all adjustments which are necessary to make the financial statements not misleading, and must contain a statement affirming this. This statement is generally included in the first note to the interim financial statements. Please ensure that all such adjustments have been made and include the requisite affirmative statement in the interim financial statements.

Independent Auditors' Report – Martech Systems (Weymouth) Limited ("Martech's"), page F-33

33. The audit report of your independent auditor, Coyne, Butterworth & Chalmers, should cover both audited fiscal years (October 31, 2004 and 2005) included in the audited financial statements and not solely Martech's most recent audited fiscal year of October 31, 2005 presented in the filing. As such, please revise the audit report to include in the first paragraph and the Opinion paragraph the audit of the fiscal 2004 financial statements.

34. Please revise the auditors' report to also include the Cash Flow Statement (see
    Martech financial statements comment below) in the first paragraph as well as the
    Opinion paragraph for each of the two years ended October 31, 2005 and 2004. In
    addition, please revise the Opinion paragraph to opine on the balance sheet as of
    October 31, 2005 and 2004.

35. Please revise the auditors' report to include a statement that the audit was
    conducted in accordance with U.S. GAAS. As Martech is a non-issuer entity
    whose financial statements are filed to satisfy the requirements of a business
    acquired for Item 310(c) of Regulation S-B, the audit report only requires reference
    to U.S. GAAS and not PCAOB standards. In this regard, please revise paragraphs
    3 and 4 (Respective responsibilities of directors and auditors) and 8 (Basis of audit
    opinion), as applicable. Refer to the guidance in Item 8.A.2 of Form 20-F or
    Securities Act Release 33-7745. Please revise accordingly.

36. In the third paragraph of the audit report, we note certain language where the
    auditors' clarify the parties to whom they owe a duty of care and avoiding
    unintended liability to third parties who may seek to rely on their audit opinion.
    Although this language may be permitted by UK law, the audit reports filed by
    foreign private companies as contained in Commission filings should not contain
    similar clarifying language in accordance with U.S. GAAS or PCAOB standards,
    as applicable. Please revise the report so that it contains an "unrestricted" audit
    opinion without any clarifying language for purposes of U.S. reporting. Please
    refer to the guidance in the Office of Chief Accountant Letter dated February 28,
    2003 on "The Use of Clarifying Language in UK Audit Opinions". This letter can
    be located on the SEC website (www.sec.gov) under Division / Offices (Office of
    Chief Accountant) and then Staff Letters to Industry.

Martech Systems (Weymouth) Limited Financial Statements, page F-34 and F-38

37. Please include an <u>audited</u> Cash Flow Statement for each of the two years ended
    October 31, 2005 and 2004. The audited Cash Flow Statement should be opined
    upon in the auditors' report as cited in the comment above. In addition, please
    include unaudited interim Cash Flow Statements for the six months ended April 30,
    2005 and the comparative six month period in fiscal 2004.   Refer to the financial
    statement guidance in Item 8.A.1.d. of Form 20-F. Please revise accordingly.

38. We note that Martech's unaudited interim financial statements as of April 30, 2005
    and 2004 do not contain any notes to the financial statements. In accordance with
    the guidance in Item 8.A.5 of Form 20-F, please revise to include the applicable
    note disclosures.

Note 1 – Accounting Policies, page F-36

39. Please consider expanding the accounting policies for Martech as the current
disclosure appears very limited in this area. Among other policies that may require
disclosure, we have noted some items below that appear applicable and material for
which the accounting treatment under UK GAAP should specifically describe its
material accounting policies. In addition, we also refer you to some US GAAP
policies (which may not be all inclusive) for your evaluation of any differences
between UK and US GAAP in these areas:

1. Turnover -- The factors and conditions on when turnover (i.e. revenue) is
   recognized, including whether the "substance" principles of FRS 5
   and 18 guide the selection of the appropriate policy. Please refer to
   Staff Accounting Bulletin 104 and SOP 81-1 (AICPA Audit Guide
   for Government Contractors) under US GAAP.

2. Accruals -- The factors and conditions that require the recognition of an
   accrual
   or contingent liability and the disclosures required by the Companies
   Act 1985 or FRS 12. Please refer to SFAS 5 under US GAAP.

3. Taxes   -- The recognition of corporation tax and deferred tax under the
   provisions of FRS 16 and FRS 19, respectively. Please refer to
   to SFAS 109 under US GAAP.

4. Employee Benefits -- The accounting for short-term employee benefits (e.g.
   holiday pay, sick pay, etc.) and the defined contribution plan (FRS
   17). Please refer to SFAS 43, 87 132(R) and 158 for US GAAP.

5. Related Party -- Disclosure of transactions with directors under the Companies
   Act 1985, The Listing Rules or FRS 8. Please refer to SFAS 57 and
   Staff Accounting Bulletin 79 for US GAAP.

For all significant accounting policies, please review for any differences under U.S.
GAAP and the reconciliation note (9) should describe the differences with the
quantified impact on net loss and shareholders' equity, as applicable.

Miller and Hilton, Inc.
Financial Statements, page F-42

40. We note your acquisition of Miller and Hilton, Inc. (d/b/a Colmek Systems
Engineering) is significant under the rules of Item 310(c) of Regulation S-B and, as
such, you have provided audited year end financial statements as of October 31,
2006 and 2005. However, as Colmek was acquired in April 2007, please also

include updated interim financial statements for the most recent period (i.e. three months ended January 31, 2007) prior to the acquisition, along with the comparable period of the preceding year. Reference is made to the applicable guidance in Item 310(c)(3)(i) of Regulation S-B. Please present the unaudited financial statements in accordance with the guidance in Item 310(b) of Regulation S-B. Please revise accordingly.

Note 5 – Stock Subscription Note Receivable – Related Party, page F-50

41. Reference is made to the fiscal 2006 (i.e. November 2005) sale of treasury shares to officers for $94,500 in notes receivable where $119,835 was previously charged to retained earnings for the difference between the value of the treasury stock ($214,335) and the notes received from the officers ($94,000). We also note that you now have forgiven the notes receivables from each of these officers. In this regard, as this transaction is with officers of the company, it appears accounting as a compensatory arrangement applies. As such, it appears the $119,835 difference between the value of the shares and the $94,000 initially due from the officers should be reflected as compensation expense, rather than a charge to retained earnings in fiscal 2006. In a similar manner, it appears the forgiveness of the $94,000 in notes receivable from the officers should be reflected as compensation expense in the fiscal 2007 quarterly period when the notes were forgiven. For any changes in financial statements, please also provide the appropriate disclosure in the notes and recognition in the auditor's report in accordance with the guidance in SFAS 154 (paragraph 26) and Section 420.12 of the Codification of Statements of Auditing Standards. Please advise and revise the financial statements, as applicable.

Unaudited Pro Forma Condensed Financial Information, page F-56

42. With respect to the preparation of pro forma financial information, the guidance in Note 2 of Item 310 of Regulation S-B provides that Article 11 in Regulation S-X offers enhance guidance for the preparation, presentation and disclosure for pro forma information. Therefore, please note that the comments below refer you to the appropriate guidance as cited in Article 11 of Regulation S-X.

43. Please also include an interim period pro forma statement of operations for the three months ended January 31, 2007 with appropriate note disclosures. Please refer to the guidance in Item 11-02(c)(2)(i) of Regulation S-X.

44. Please revise the pro forma statements to include a pro forma balance sheet as of January 31, 2007. In this regard, a pro forma balance should be presented as of the most recent period for which a consolidated balance sheet is presented in the filing (i.e. currently January 31, 2007) and not the most recent fiscal year end. Refer to the guidance in Item 11-02(c)(1) of Regulation S-X. Please revise accordingly.

Pro Forma Statement of Operations – Fiscal Year Ended October 31, 2006, page F-58

45. As Martech was acquired during the fiscal year ended October 31, 2006 and is not reflected in your 2006 fiscal year historical results of operations for the entire period, please revise the pro forma statement of operations for the year ended October 31, 2006 to include separate columns for (i) Martech's pre-acquisition historical results of operations from the beginning of the 2006 fiscal year (November 1, 2005) through its date of acquisition on June 25, 2006 and (ii) any related pro forma adjustments assuming Martech was acquired as of the beginning of the 2006 fiscal year. Among other items, in the pro forma adjustments, please consider the information disclosed in Note 10 (Acquisitions) on page 14 for the elimination of any investment income on the cash used to acquire Martech, the amount of any interest and the exchange rate movements on amounts due to Martech at the date of acquisition and the impact of common stock due to Martech based on its performance. Please refer to the guidance in Item 11-01(a)(1) of Regulation S-X and revise accordingly.

46. As Martech is a UK company with its historical financial statements being presented under UK GAAP and UK currency ("Pound Sterling"), the historical information for Martech in the pro forma statement of operations will require conversion and translation of their UK GAAP and UK Pound Sterling to U.S GAAP and U.S dollar amounts, respectively, to conform to the presentation used by the registrant on a U.S. reporting basis. To afford this presentation, please include a detailed footnote that presents the reconciliation of Martech's financial information from a UK GAAP and UK Pound Sterling basis with appropriate adjustments thereto in deriving the US GAAP and US dollar basis financial information. Please include appropriate note disclosures so that investors can clearly understand the nature of conversion and translation adjustments from a UK GAAP and UK Pound Sterling basis to the US GAAP and US dollar basis, respectively. In translating from a UK Pound Sterling to US dollar amounts, please use the weighted average exchange rate between the UK Pound Sterling and US dollar for the approximate 8 month period (Nov 2005 – June 2006) that Martech's pre-acquisition results of operations is being presented in the pro forma statement of operations. Also, please ensure that the U.S GAAP and US dollar amounts as presented in the footnote conforms to the amounts as reflected for Martech in the pro forma statement of operations. Please revise accordingly.

Other Pro Forma Financial Information

47. Reference is made to the 3rd, 5th and 6th paragraphs in Note 11 (Subsequent Events) on page F-29 where you sold 15 million units of common stock, converted Series A and B preferred stock into 2.9 million common shares and repurchased approximately $20 million of Series B preferred stock, respectively. As these three

subsequent events have a material impact on your balance sheet and statement of operations (including net loss applicable to common stock and per share amounts), please expand both the pro forma balance sheet and statements of operations to include a separate additional column labeled "Other Security Transactions" for the impact of these significant transactions.   Please also include appropriate note disclosure detailing the nature of each adjustment on the pro forma statements with clear explanations of the assumptions involved. Refer to the guidance in Item 11-01(a)(8) of Regulation S-X. Please revise accordingly.

Notes and Adjustments to Condensed Pro Forma Financial Statements, page F-59

48. Reference is made to adjustment 3 where you issued $700,000 of Promissory Notes and paid $800,000 in cash to acquire Colmek. Please include pro forma adjustments for the impact of interest expense on the $700,000 note and the elimination of any historical investment income on the $800,000 of cash that was used as part of the purchase price for this acquisition. In addition, please provide clear note explanations of each adjustment including the terms of the promissory note and the interest rate thereof. Please refer to the guidance in Item 11-02 of Regulation S-X and revise accordingly.

49. Please adjust the pro forma statement of operations for the tax effects of applicable pro forma adjustments that is generally calculated at the statutory rate in effect during the period in accordance with Instruction 7 of Item 11-02(b) of Regulation S-X.

50. We note that you preliminarily allocated all excess purchase price on the acquisition of Colmek entirely to goodwill. Please evaluate whether any specific identifiable intangible assets were acquired in this acquisition that should be allocated significant purchase price in accordance with the guidance in paragraph 39 and Appendix A in SFAS 141. For example, from disclosures in the Business – Colmek section on page 21, you state that Colmek has long standing relationships with many of the major companies in the industry and a reason for acquiring Colmek was access to its customer base. It appears you should consider allocating a significant amount of the purchase price to amortizable Customer-related intangible assets under the specific guidance in paragraph A14(b) of Appendix A in SFAS 141. It also appears you should consider allocating purchase price to Noncompetition Agreement and Employment contract intangible assets under the guidance in paragraphs A14(a)(6) and A14(d)(9) of SFAS 141, as your Stock Purchase Agreement (Exhibit 2.2) with Colmek details the employment (Section 11) and non-competition (Section 18) agreements you entered into with Mr. Brent Miller and Mr. Scott Debo, the two significant shareholders of Colmek who owned approximately 95% of that company. Your notes should clearly detail your analysis made in this manner, including the nature of each specific identifiable asset acquired and its estimated amortization period. The amount of any

amortization expense recognized in the pro forma statement of operations should be easily computable from disclosure in the notes.   Furthermore, if any adjustment is based on a preliminary allocation of the purchase that could be revised upon final allocation, please also include in the notes a sensitivity analysis for the impact of a change in the asset amount (e.g. $100,000) and its estimated useful (e.g. 1 yr) in accordance with the guidance in Item 11-02(b)(8) of Regulation S-X.   In addition, if any significant remaining purchase price is allocated to goodwill, please expand the notes too clearly describe the factors that contributed to a purchase price that result in a significant recognition of goodwill and provided in the guidance for paragraph 51(b) of SFAS 141. Please advise and revise the pro forma financial information, accordingly.

Note 3 – Pro Forma Purchase Price Adjustments, page F-59

51. The pro forma adjustments should be labeled and individually cross referenced to notes that clearly explain the nature and assumptions of the adjustment. In addition, please disclose computations of adjustment were applicable. For example, there are adjustments in the pro forma financial statements that are referenced to note 3, but not addressed in note 3, or the amount that is shown in note 3 does not equal the adjustment shown on the financial statements.

General

52. Please consider the financial statement updating requirements of Item 310(g) in Regulation S-B on an ongoing basis. In this regard, please note that, when additional financial statements are filed in an amendment, the staff may require significant additional time to review the amendment.

53. In all amendments to the Form SB-2, please include a currently dated and manually signed consent from all independent public accountants.

Item 27 Exhibits

54. Please file the amended agreement with Vision Opportunity Master Fund and all contracts or agreements that are material to your business operation. For instance, contracts with major shareholders or suppliers should be filed.

Signature Page

55. Please have the principal financial officer sign in that capacity.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Marc J. Ross, Esq.
Fax: (212) 930-9725